Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended June 30,
	2018	2017	2016	2015	2014
	($ in millions)
Earnings:
Add:
Earnings from continuing operations before income taxes	$561.0	$488.1	$468.9	$438.9	$395.5
Fixed charges	59.2	61.4	41.1	37.6	36.5
Less:
The minority interest in the pre-tax loss of subsidiaries that have not incurred fixed charges (1)	(2.7)	(5.2)	(5.1)	(5.5)	—
Total	$622.9	$554.7	$515.1	$482.0	$432.0
Fixed charges:
Interest expense	$42.4	$44.7	$28.4	$25.4	$23.7
Estimate of the interest within rental expense (2)	16.8	16.8	12.7	12.2	12.8
Total	$59.2	$61.4	$41.1	$37.6	$36.5
Ratio of Earnings to Fixed Charges	10.5	9.0	12.5	12.8	11.8

(1)	Represents the Company’s share of losses from its equity method investments.

(2)	One-third of rental expense under operating leases is assumed to be the equivalent of interest.